ALTERNATIVE INVESTMENTS

Bank of America Capital Advisors, LLC

(“BACA” or the “Adviser”)

Applicability: Section 1.7 – Proxy Voting Policy

Area of Focus: Portfolio Management

Date Last Reviewed: May 2012

Applicable Regulations

•	Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”)
•	SEC Form N-PX
•	Department of Labor Interpretive Bulletin 08-2
•	Rule 30b1-4 under the Investment Company Act of 1940, as amended (the “1940 Act”)
•	Institutional Shareholder Services, Inc. (SEC No Action Letter dated September 15, 2004)

Explanation/Summary of Regulatory Requirements

An SEC-registered investment adviser that exercises voting authority over clients’ proxies must adopt written policies and procedures that are reasonably designed to ensure that proxies are voted in the best economic interests of clients. An adviser’s policies and procedures must address how the adviser resolves material conflicts of interest between its interests and those of its clients. An investment adviser must comply with certain record keeping and disclosure requirements with respect to its proxy voting responsibilities. In addition, an investment adviser to Employee Retirement Income Security Act (“ERISA”) accounts has an affirmative obligation to vote proxies for an ERISA account, unless the client expressly retains proxy voting authority.

Policy

In cases where the Adviser has been delegated voting authority over Clients’1 securities, such voting will be in the best economic interests of the Clients.

1 As used in this policy, “Clients” include private investment funds (“Private Funds”) exempt from the definition of an investment company pursuant to Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”), closed-end investment companies (“RICs”) registered under the 1940 Act, business development companies electing to be subject to certain portions of the 1940 Act, Private Funds that are “plan assets” under the Employee Retirement Income Security Act of 1974, as amended (“Plan Asset Funds”) and other institutional and high net worth investors (“Managed Accounts”). For the purposes of this policy, Clients do not include Private Funds or RICs that are sub-advised by third parties if the sub-adviser has been delegated the authority to vote proxies.

This policy will be reviewed no less frequently than annually.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AI Legal or Compliance.

BACA Policy Manual, Section 1.7

Procedures for Achieving Compliance

The Adviser generally invests on behalf of its Clients in limited partnership interests, limited liability company interests, shares or other equity interests issued by private funds (“Underlying Funds”). The voting rights of investors in Underlying Funds generally are rights of contract set forth in the limited liability company agreement, the limited partnership agreement and other governing documents of the Underlying Funds.

The Adviser may also invest on behalf of its Clients in high quality, short-term instruments for cash management purposes and may be authorized to acquire securities of private companies. Securities held by a Client that are not Underlying Fund interests are referred to as “Direct Investments”.

On rare occasions, a Client may hold securities distributed to it by an Underlying Fund as an “in kind” distribution. Generally, in such circumstances the Adviser will liquidate these Direct Investments on the day received, but may continue to hold a security longer when deemed in the best interest of the Client. The Adviser may vote a proxy in the event a proxy vote be solicited for shareholders of record during the limited time that the Client held the security prior to the security’s liquidation.

For hedge fund Clients, it is the Alternative Investment group’s2 (“AI”) policy to waive its Clients’ voting rights related to their investments in Underlying Funds by the Adviser sending a written notification of waiver to each Underlying Fund at the time of investment, or at a reasonable time thereafter. Under no circumstances shall this notification be sent after any Client, in conjunction with other Clients or affiliates of AI, holds 5% of the outstanding interests in an Underlying Fund.

For private equity Clients, except with respect to Adverse Measures (as defined below), in determining how AI should vote a security, AI Portfolio Management shall:

•	recommend against adoption of a measure if AI Portfolio Management determines in its discretion that such measure, if adopted:

•	would result in the affected Client holding a security in violation of such Client’s investment objective(s), policies or restrictions; or

•	has a reasonable probability of materially diminishing the economic value and/or utility of the related security in the hands of such Client over the anticipated holding period of such security; and
•	recommend adoption of a measure if AI Portfolio Management in its discretion determines that such measure, if adopted:

2 The Alternative Investments group (“AI”) includes the Adviser and various operating groups that support the Adviser and products within the Global Wealth and Investment Management division of Bank of America Corporation.

This policy will be reviewed no less frequently than annually.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AI Legal or Compliance.

BACA Policy Manual, Section 1.7

•	would not result in the affected Client holding a related security in violation of such Client’s investment objective(s), policies or restrictions; and

•	has a reasonable probability of enhancing the economic value and/or utility of the related security in the hands of such AI Client over the anticipated holding period of such security.

As described above, most votes cast by the Adviser on behalf of Clients will relate to the voting of limited partnership interests, limited liability company interests, shares or similar equity interests in Underlying Funds in which Clients invest. Such votes are typically by written consent and no investor meeting is generally called. Although determining whether or not to give consent may not be considered to be “proxy voting”, such action is governed by this Proxy Voting Policy. It is also anticipated that frequently an Underlying Fund will request the Client either to vote in favor of measures that reduce the rights, powers and authority, and/or increase the duties and obligations, associated with the security in question (“Adverse Measures”) or to redeem its interests in the Underlying Fund.

It is expected that AI Portfolio Management will ordinarily recommend voting a security in favor of an Adverse Measure only if:

•	AI Portfolio Management believes that voting for the Adverse Measure is the only way to continue to hold such security, and that their is a reasonable probability that the benefits that would be conferred on the affected Client by continuing to hold such security would outweigh the adverse affect(s) of such Adverse Measure (e.g., increased fees, reduced liquidity); and

•	Adoption of such Adverse Measure would not result in the Client holding the related security in violation of its investment objective(s), policies or restrictions.

Conflicts of Interest:

AI Portfolio Management is under an obligation to (a) be alert to potential conflicts of interest on the part of AI, be mindful of other potential conflicts of interest as they pertain to affiliates of the Adviser or in his or her own personal capacity, with respect to a decision as to how a proxy should be voted, and (b) bring any such potential conflict of interest to the attention of AI Legal who, together with AI Portfolio Management, will determine if a potential conflict exists and in such cases contact the AI Conflicts Officer for resolution. The Adviser will not implement any decision to vote a proxy in a particular manner until the Conflicts Officer has:

•	determined whether AI (or AI personnel) are subject to a conflict of interest in voting such proxy; and, if a conflict exists,

This policy will be reviewed no less frequently than annually.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AI Legal or Compliance.

BACA Policy Manual, Section 1.7

•	assessed whether such conflict is material or not; and, if material,

•	addressed the material conflict in a manner designed to serve the best interests of the affected AI Client.

Notice to Clients:

AI will deliver a copy of the Adviser’s Form ADV Part 2A to current and prospective Clients. The referenced document contains a summary of AI’s proxy voting policies and procedures.

Responses to Client Requests:

AI will, upon the reasonable request of a current or prospective Client, provide such current or prospective Client with a copy of the then current version of this Policy.

AI will, upon the reasonable request of a current Client, provide notification of how AI voted proxies on behalf of such Client during the prior one year period.

AI will track proxy policy and proxy voting record requests it receives from current and prospective Clients.

Supervision

The heads of the AI Portfolio Management teams are responsible for supervising the implementation of this policy. In addition, the appropriate AI Investment Committee(s) is responsible for overseeing the implementation of this policy.

Escalation

AI associates must promptly report all unapproved exceptions to this policy to their supervisor, who will report the unapproved exception to the appropriate AI Investment Committee(s) and the AI Compliance Executive, who together will determine the remedial action to be taken, if any. The Compliance Executive will report all exceptions to the Chief Compliance Officer.

The Chief Compliance Officer will report any exception that is not resolved to his or her satisfaction, that cannot be resolved, or that otherwise suggests a material internal compliance controls issue, to AI Senior Management and the boards of directors for RICs, if applicable.

The Adviser may deviate from this policy only with written approval, upon review of the relevant facts and circumstances, from the Chief Compliance Officer.

This policy will be reviewed no less frequently than annually.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AI Legal or Compliance.

BACA Policy Manual, Section 1.7

Monitoring/Oversight

AI Compliance is responsible for monitoring compliance with this policy on an ongoing basis. As needed, but not less than annually, AI Compliance will request from Portfolio Management a list of all proxies voted during a given period. AI Compliance will examine the way AI has voted and compare to the AI Proxy Policy to ensure that AI has been consistent with this policy. Evidence of the review will be kept via a Compliance Monitoring Checklist.

Recordkeeping

Records should be retained for a period of not less than six years.  Records should be retained in an appropriate office of AI for the first three years. Examples of the types of documents to be maintained as evidence of AI’s compliance with this policy may include:

•	Portfolio Management Memorandum Describing Proxy Vote Request
•	AI Investment Committee meeting minutes
•	Proxy Voting Record
•	Records Required for Form N-PX (RICs Only)
•	Other documents as prescribed in Rule 204(2)(c)-17

This policy will be reviewed no less frequently than annually.

This policy is the property of Bank of America and must not be provided to any external party without express prior consent from AI Legal or Compliance.

BACA Policy Manual, Section 1.7